UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of an announcement on electricity sold within China for the first quarter of 2021 of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on April 16, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT ON ELECTRICITY SOLD WITHIN CHINA

FOR THE FIRST QUARTER OF 2021

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the first quarter of 2021, the Company’s total electricity sold by power plants within China on consolidated basis amounted to 105.009 billion KWh, representing an increase of 30.20% over the same period last year. For the first quarter of 2021, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB419.98 per MWh, representing a decrease of 0.56% over the same period last year. For the first quarter of 2021, the ratio of Company’s market based electricity sold reached 57.34%, representing an increase of 24.07 percentage points over the same period last year.

The increase in the Company’s electricity was mainly attributable to the significant year-on-year rise in power generation side driven by an increased electricity demand in the first quarter of 2021. In addition, given that the first quarter is the heating season for northern China, the Company’s thermal power units saw a relatively large increase in utilization hours which further contributed to this growth.

The electricity sold (in billion kWh) of the Company, by regions, is listed below:

	Electricity Sold
Region	January to March 2021	Year-on-Year Change
Heilongjiang Province	2.908	4.81%
Coal-fired	2.586	3.94%
Wind-power	0.290	13.92%
PV	0.032	-0.64%
Jilin Province	2.267	2.26%

	Electricity Sold
Region	January to March 2021	Year-on-Year Change
Coal-fired	1.792	-5.59%
Wind-power	0.332	32.75%
Hydro-power	0.000	-99.79%
PV	0.063	303.69%
Biomass power	0.080	79.96%
Liaoning Province	4.200	10.63%
Coal-fired	4.044	10.84%
Wind-power	0.119	16.11%
Hydro-power	0.000	-94.57%
PV	0.036	-4.89%
Inner Mongolia	0.068	41.44%
Wind-power	0.068	41.44%
Hebei Province	2.766	17.53%
Coal-fired	2.634	18.57%
Wind-power	0.122	3.35%
PV	0.010	-27.48%
Gansu Province	4.398	16.48%
Coal-fired	3.754	15.18%
Wind-power	0.644	24.66%
Ningxia	0.004	-12.07%
PV	0.004	-12.07%
Beijing	2.357	23.22%
Coal-fired	0.648	3.60%
Combined Cycle	1.710	32.74%
Tianjin	1.639	-10.23%
Coal-fired	1.160	-11.53%
Combined Cycle	0.477	-7.28%
PV	0.003	253.70%
Shanxi Province	2.871	10.55%

	Electricity Sold
Region	January to March 2021	Year-on-Year Change
Coal-fired	1.441	3.51%
Combined Cycle	1.175	1.38%
Wind-power	0.073	–
PV	0.182	297.37%
Shandong Province	19.391	15.01%
Coal-fired	18.863	13.70%
Wind-power	0.370	97.59%
PV	0.123	47.40%
Biomass power	0.035	–
Henan Province	5.285	38.84%
Coal-fired	4.334	20.46%
Combined Cycle	0.020	-33.83%
Wind-power	0.925	436.54%
PV	0.006	1.65%
Jiangsu Province	10.218	32.16%
Coal-fired	7.889	26.64%
Combined Cycle	1.212	39.00%
Wind-power	1.058	74.40%
PV	0.059	150.89%
Shanghai	5.367	44.83%
Coal-fired	5.159	59.24%
Combined Cycle	0.201	-56.86%
PV	0.007	–
Chongqing	3.665	82.78%
Coal-fired	2.830	71.87%
Combined Cycle	0.772	147.92%
Wind-power	0.064	33.62%
Zhejiang Province	6.516	47.08%
Coal-fired	6.339	45.09%

	Electricity Sold
Region	January to March 2021	Year-on-Year Change
Combined Cycle	0.167	230.68%
PV	0.010	-5.31%
Hubei Province	4.670	39.29%
Coal-fired	4.448	41.65%
Wind-power	0.179	16.64%
Hydro-power	0.039	-29.85%
PV	0.005	10.54%
Hunan Province	2.706	32.83%
Coal-fired	2.476	39.34%
Wind-power	0.175	14.14%
Hydro-power	0.046	-53.98%
PV	0.009	24.00%
Jiangxi Province	5.154	25.32%
Coal-fired	4.881	25.25%
Wind-power	0.191	-4.50%
PV	0.082	421.83%
Anhui Province	1.536	29.33%
Coal-fired	1.255	12.82%
Wind-power	0.250	232.11%
Hydro-power	0.031	–
Fujian Province	4.248	72.39%
Coal-fired	4.245	72.45%
PV	0.003	13.78%
Guangdong Province	7.174	122.32%
Coal-fired	6.262	94.36%
Combined Cycle	0.906	–
PV	0.006	17.77%
Guangxi	0.184	59.46%
Combined Cycle	0.105	58.57%

	Electricity Sold
Region	January to March 2021	Year-on-Year Change
Wind-power	0.079	60.66%
Yunnan Province	3.048	98.60%
Coal-fired	2.903	117.43%
Wind-power	0.145	-26.45%
Hydro-power	0.000	-90.44%
Guizhou Province	0.071	-13.18%
Wind-power	0.054	-33.40%
PV	0.017	2385.10%
Hainan Province	2.299	-14.63%
Coal-fired	2.149	-17.51%
Combined Cycle	0.089	176.40%
Wind-power	0.021	-17.78%
Hydro-power	0.017	123.24%
PV	0.024	4.12%
Total	105.009	30.20%

For the first quarter of 2021, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.6% in Singapore, representing a decrease of 0.6 percentage point over the same period last year.

The Company’s new projects which have commenced operation in the first quarter of 2021 are as follows:

(in MW)

Type	controlled installed capacity	equity-based installed capacity
Wind-power	421.55	383.96
Biomass	30.00	24.00
Total	451.55	407.96

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the first quarter of 2021.

Based on the above, as of 31 March 2021, the Company had a controlled installed generation capacity of 113,805MW and equity-based installed generation capacity of 99,570MW.

By order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

16 April 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: April 16, 2021